SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO
SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year Ended June 30, 2003

Commission File Number 0-18927

TANDY BRANDS ACCESSORIES, INC.

EMPLOYEES INVESTMENT PLAN

(full title of Plan)

TANDY BRANDS ACCESSORIES, INC.
690 East Lamar Blvd., Suite 200
Arlington, Texas 76011

(Name of issuer of the securities held pursuant to the Plan and address of its principal executive office.)

NOTE:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has not been included in the financial statements or notes thereto.

i

REPORT OF INDEPENDENT AUDITORS

To the Administrative Committee and Participants of
Tandy Brands Accessories, Inc. Employees Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Tandy Brands Accessories, Inc. Employees Investment Plan as of June 30, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tandy Brands Accessories, Inc. Employees Investment Plan as of June 30, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fort Worth, Texas
March 18, 2004

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	June 30,
	2003	2002
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$4,081,126	$730
Common and collective trust	151,948	—
Tandy Brands Accessories, Inc. common stock	10,197,900	9,967,146
Participant loans	27,409	21,022

Total investments	14,458,383	9,988,898
Receivables:
Employee contributions	28,629	28,825
Employer contributions	21,795	21,134
Accrued interest receivable	1,610	—

Total receivables	52,034	49,959
Cash and cash equivalents	—	2,618,850

Total assets	14,510,417	12,657,707
Liabilities
Accounts payable	3,728	—
Excess contributions payable	—	79,628

Total liabilities	3,728	79,628

Net Assets Available for Benefits	$14,506,689	$12,578,079

See accompanying notes to the Financial Statements.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended June 30,
	2003	2002
Additions to Net Assets
Investment income:
Net realized and unrealized gains on investments	$410,802	$4,683,505
Interest and dividends	42,218	29,505

Total investment income	453,020	4,713,010
Contributions:
Employee	942,520	954,094
Employer	800,206	680,855
Rollover	167,998	7,681

Total contributions	1,910,724	1,642,630

Total additions	2,363,744	6,355,640
Deductions from Net Assets
Benefits paid to participants	435,134	292,771
Contribution refunds	—	57,288

Total deductions	435,134	350,059

Net increase in net assets available for benefits	1,928,610	6,005,581
Net assets available for benefits at beginning of year	12,578,079	6,572,498

Net assets available for benefits at end of year	$14,506,689	$12,578,079

See accompanying notes to the Financial Statements.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003 and 2002

A. Description of the Plan

The following description of the Tandy Brands Accessories, Inc. Employees Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Tandy Brands Accessories, Inc. (the “Company”) established the Plan effective as of January 1, 1991, as amended and restated effective July 1, 2000. The Plan is a defined contribution plan covering substantially all employees of the Company who have completed one year of service, of not less than 1,000 hours per year. The Plan is subject to Titles I and II of the Employee Retirement Income Security Act of 1974 (“ERISA”) relating to the protection of employee benefit rights, but is not subject to Title IV, relating to plan termination insurance coverage.

Effective September 28, 2001, the Plan sponsor changed from Morgan Stanley Dean Witter as trustee, custodian and record keeper and appointed ADP Retirement Services (“ADP”) as record keeper and State Street Bank and Trust (“State Street”) as trustee and custodian of the Plan. Effective July 1, 2002, the Plan sponsor changed from ADP as record keeper and State Street as trustee and custodian to Comerica Bank, N.A. (“Comerica”) as record keeper, trustee and custodian.

Contributions

Company contributions are discretionary based on eligible participants’ salary deferrals. The Plan provides for the Company to match participant contributions at 100% of the first 5% of the participant’s annual compensation as determined annually by the Company’s Board of Directors. Each participant may contribute, during the Plan year, from 1% to 10% of their compensation on a before tax basis, subject to Internal Revenue Service (“IRS”) limitations.

A participant is generally not subject to federal income tax on their deferrals, Company contributions or earnings thereon in the Plan, until withdrawal from the Plan.

Participant Accounts

The Plan adopted daily valuation as the method of valuing participant accounts. Each participant’s account is credited with the participant’s contributions and the allocation of the Company’s contributions and actual earnings thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

A. Description of the Plan - continued

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service, as defined by the Plan. Generally, a participant is 100% vested upon completing three years of credited service. Following is the vesting schedule as it relates to the Plan:

Vesting
Years of Service	Percentage
Less than 1	0%
1	33%
2	67%
3	100%

A participant will be fully vested in all of their accounts under the Plan (including those accounts attributable to the Company’s contributions) upon reaching the Plan’s normal retirement age (age 65), their disability or death.

Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan terms range up to 5 years (or longer for the purchase of a primary residence). The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan as prime as published by the Wall Street Journal plus one percent. Principal and interest are paid ratably through payroll deductions. Effective September 28, 2001, the Plan Sponsor amended the Plan to temporarily suspend the loan provision, which was reinstated again, effective July 1, 2002.

Benefit Payments

On termination of service due to death or retirement, or in instances of disability, financial hardship or attainment of age 59-1/2, a participant may elect to receive: (a) a lump-sum payment in cash; (b) monthly installments over any designated period, not to exceed ten years; or, (c) a combination of a lump-sum payment in cash and Company stock. If withdrawing participants are not completely vested in their account balance, the subsequent forfeitures are available for reduction of Company contributions. Disbursements for benefits are recorded when paid.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

A. Description of Plan - continued

Forfeitures

Forfeited balances of terminated participants non-vested accounts are used (1) to restore the accounts of rehired participants who are re-employed prior to incurring a five year break in service and who are eligible for such restoration, as defined in the Plan and (2) to reduce future Company contributions. Approximately $6,000 and $3,000 of forfeitures were available and unused at June 30, 2003 and 2002, respectively.

Investment Options

A participant may direct employee contributions and employer-matching contributions to any of the fourteen available mutual funds, one common collective trust, or in Tandy Brands Accessories, Inc. common stock.

B. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Investment Valuation

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. These investments are subject to market or credit risks customarily associated with debt and equity investments.

Participant loans are valued at the unpaid principal balance, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

B. Summary of Significant Accounting Policies - continued

Investment Valuation - continued

The net realized and unrealized gains and losses on investments include realized gains and losses on sales of investments during the year and unrealized increases or decreases in the market value of investments held at year end.

Contributions

Contributions from the participants and the employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

Payment of Benefits

Benefits are recorded when paid.

C. Investments

The following table presents the individual investments that exceeded 5% of the Plan’s net assets available for benefits at June 30,:

	2003	2002
Non-participant directed:
Tandy Brands Accessories, Inc. common stock (836,836 and 843,211 shares, respectively)**	$10,042,032	$9,823,413
Participant directed:
Tandy Brands Accessories, Inc. common stock (12,989 and 12,338 shares, respectively)	155,868	143,733

Total	$10,197,900	$9,967,146

**	All employee salary deferrals prior to the restatement of the Plan effective July 1, 2000, are required to remain invested in Company stock.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

C. Investments - continued

The changes in net assets available for benefits for the non-participant directed Company stock for the years ended June 30, are as follows:

	Non-Participant Directed
	Company Stock
	2003	2002
Additions to Net Assets
Investment income:
Net realized and unrealized gains on investments	$480,501	$4,991,888
Deductions from Net Assets
Benefits paid to participants	261,882	170,456

Net increase in net assets available for benefits	218,619	4,821,432
Net assets available for benefits at beginning of year	9,823,413	5,001,981

Net assets available for benefits at end of year	$10,042,032	$9,823,413

D. Tax Status

The IRS has determined and informed the Company by a letter dated January 21, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of June 30, 2003.

E. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

F. Administration of Plan Assets

Contributions are held and managed by the trustee, who invests cash and investment income received and makes distributions to participants.

Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan. Administrative expenses related to the Plan are paid directly by the Company and are not reflected in the accompanying financial statements.

G. Benefits Payable

At June 30, 2003 there was approximately $70,000 due to participants who had elected to withdraw from the Plan and requested payment of benefits, but had not yet been paid. At June 30, 2002, there was no such benefit payable amount.

H. Contribution Refunds

For the year ended June 30, 2003 there were no excess contribution refunds. For the year ended June 30, 2002, the excess contribution refunds were approximately $57,000.

I. Plan Amendments

On August 14, 2001, the Plan sponsor approved amendments to the Plan effective September 28, 2001. Participants were no longer allowed to borrow against their account, and participants were no longer allowed to convert prior plan employee contributions invested solely in Company stock. Effective July 1, 2002, participant loans were reinstated into the Plan.

On April 23, 2002, the Plan’s sponsor approved Comerica as investment provider, record keeper and trustee, effective July 1, 2002.

The Plan was amended to reflect the tax laws collectively referred to as GUST, and to reflect provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

J. Concentration

Approximately 70% and 79% of the Plan’s assets are invested in Tandy Brands Accessories, Inc. common stock at June 30, 2003 and 2002, respectively.

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

K. Subsequent Events

On July 1, 2003, the Plan’s sponsor approved the change in the Plan’s year end from June 30, to December 31. The Plan will report financial statements for the six months ended December 31, 2003 as a “short plan” year in accordance with the amendment to the Plan.

On July 1, 2003, the Plan’s sponsor approved the amendment regarding cash or accrued dividends on Tandy Brands Accessories, Inc. common stock in which the income attributable to the dividends shall be allocated to the participant’s individual account in the same manner as provided for in the Plan agreement.

SUPPLEMENTAL SCHEDULE

TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

June 30, 2003

	EIN: 75-2349915
	Plan: 001
				(e) Current
(a)	(b) Identity of Issuer	(c) Description of Investments	(d) Cost	Value
*	Tandy Brands Accessories, Inc.	Common Stock (Non-Participant Directed)	$9,999,468	$10,042,032
*	Tandy Brands Accessories, Inc.	Common Stock (Participant Directed)	—	155,868
	Van Kampen	Van Kampen Comstock	—	480,187
	Van Kampen	Van Kampen - Emerging Growth	—	514,997
	Dreyfus	Dreyfus Bond Market Index	—	319,059
	Munder	Munder US Government Income Fund	—	250,034
	Federated	Federated Capital Appreciation	—	347,791
	Fidelity	Fidelity Small Cap	—	25,750
	Fidelity	Fidelity Mid Cap	—	388,169
	Franklin	Franklin Mutual Qualified	—	25,695
	Janus	Janus Growth and Income	—	698,343
	Neuberger	Neuberger Berman Genesis Trust	—	19,339
	Putnam	Putnam Intl Equity Fund	—	316,219
	Munder	Munder Index 500 Fund Class A	—	307,523
	Van Kampen	Van Kampen Equity and Income	—	388,020
	Van Kampen	Stable Value Fund	—	151,948
*	Participant Loans	Due 1 - 5 yrs.; 5.75% - 10.5%	-0-	27,409

				$14,458,383

*	Indicates a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TANDY BRANDS ACCESSORIES, INC.
EMPLOYEES INVESTMENT PLAN

/s/ J.S.B. Jenkins

J.S.B. Jenkins
Administrative Committee Member

Date: March 28, 2004

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation of our report dated March 18, 2004, accompanying the financial statements included in this annual report on Form 11-K, in the registration statement of Form S-8 (Registration No. 33-41262) pertaining to the Tandy Brands Accessories, Inc. Employees Investment Plan and the related prospectus.

Fort Worth, Texas
March 18, 2004